FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of May, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)


HSBC SELLS NICOSIA BRANCH TO CYPRUS POPULAR BANK

HSBC Bank plc has entered into an agreement to sell certain of the assets and liabilities of its branch in Nicosia to the Cyprus Popular Bank Public Company Limited. The value of the gross assets to be transferred to Cyprus Popular Bank amounts to approximately GBP43 million. Completion of the sale is subject to receiving the necessary approvals from supervisory authorities in Cyprus.

The branch provides foreign-currency denominated commercial and personal banking services to local and international customers. The assets and liabilities to be sold are the customer loans, deposits and guarantees of the branch.

HSBC Bank plc is in the process of submitting an application to establish a Representative Office in Cyprus which will provide a continuing source of assistance to customers following the completion of the branch closure.

Following completion of the sale, the business of the branch will be wound down and its banking licence modified to refelect the change to a Representative Office, subject to approval.

The majority of the HSBC branch staff will be offered employment with Cyprus Popular Bank.

Notes to editors:

HSBC Holdings plc
HSBC Holdings plc serves over 125 million customers worldwide through some 9,500 offices in 76 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,502 billion at 31 December 2005, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.







                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  12 May 2006